Filed pursuant to Rule 424(b)(3) Registration no. 333-64652

Prospectus Supplement to Prospectus dated May 19, 2004
as supplemented by Prospectus dated November 18, 2004

$90,000,000

Avista Corporation

First Mortgage Bonds, 5.45% Series due 2019

     The “As Adjusted” column in the capitalization table on page S-9 in the above-referenced Prospectus Supplement dated November 18, 2004 inadvertently fails to reflect the $90 million increase in the amount of Avista Corp.’s long-term debt caused by the issuance of the Offered Bonds. Giving effect to the issuance of the Offered Bonds, the “As Adjusted” column in such table should show long-term debt of $976.7 million and total capitalization of $1,958.0 million.

Prospectus Supplement dated November 22, 2004